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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                              SEC File No.: 0-21537
                              CUSIP No.: 69403Q100

(CHECK ONE):   [X] Form 10-KSB  [ ] Form 20-F  [ ] Form I 1-K  [ ] Form 10-Q
               [ ] Form N-SAR   [ ] Form N-CSR

               For Period Ended:  JUNE 30, 2006
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:____________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                            PACIFIC BIOMETRICS, INC.
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                             Full Name of Registrant

                            220 WEST HARRISON STREET
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            Address of Principal Executive Office (Street and Number)

                                SEATTLE, WA 98119
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                            City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [XX]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

We are unable to file our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 by the required deadline of September 28, 2006 without unreasonable effort and expense.

Based on discussions with management, our audit committee and our external auditors, we are currently revising the accounting treatment of our outstanding secured convertible debt with Laurus Master Fund, Ltd., as derivative financial instruments in accordance with applicable accounting guidance, including SFAS No. 133 (Accounting for Derivative Instruments and Hedging Activities) and EITF No. 00-19 (Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock). This revision in accounting treatment requires additional effort to determine appropriate valuations of these derivative financial instruments in compliance with SFAS 133 and EITF 00-19. Additional time is also required to allow Williams & Webster P.S., our independent public accounting firm, to review the final valuations and associated financial statement disclosures to be contained in Form 10-KSB.

The primary effect of this revision in accounting treatment will be (a) to increase the amount of liability reported on our consolidated balance sheets with respect to the derivative liability for the secured convertible debt and decrease the amount of paid-in capital, and (b) to add to our consolidated statement of operations any (non-cash) gain or loss resulting from adjusting the derivative instruments to fair value and reversing the amortization of the beneficial conversion feature. During periods in which the convertible debt continues to be classified as a derivative instrument, we will review the value of the derivative instrument on an ongoing basis and any changes in fair value will be reported in our consolidated statement of operations. However, these changes in valuation will be reflected as non-cash events and will not affect our cash flows or liquidity for any period.

The actual amount of adjustments to our financial statements will depend on the final determinations of valuation of the derivative instruments. Until our financial statements for the year ended June 30, 2006 have been completed, additional changes or adjustments may become necessary.

As a result of revising the accounting treatment for the Laurus convertible debt as derivative financial instruments, we will need to restate our financial statements at June 30, 2005.

We intend to file the Form 10-KSB on or before October 4, 2006.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification is:

         Ronald R. Helm                  (206)                     298-0068
             (Name)                   (Area Code)              (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of I 934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes [XX] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [XX] No [ ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of filing of this Form 12b-25, we estimate that we will report net earnings of approximately $0.02 to $0.03 per share on revenues of approximately $10,750,000 for the year ended June 30, 2006, compared to a net loss of approximately $0.24 per share on revenues of approximately $3,230,000 for the year ended June 30, 2005. However, we have not yet completed the process of restating the financial statements and determining the final valuation of the derivative instruments. The actual amount of any net earnings or loss will depend on the final determinations of valuation of the derivative instruments, and may be more or less than our estimates. Until our financial statements for the year ended June 30, 2006 have been completed, additional changes or adjustments may become necessary.


         PACIFIC BIOMETRICS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2006                       By:    /s/ Ronald R. Helm
                                               Name:  Ronald R. Helm
                                               Title: Chief Executive Officer